                                                                      EXHIBIT 12


                AMERITRUCK DISTRIBUTION CORP. AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (In thousands, except ratio amounts)
                                  (unaudited)


                                           Three Months Ended
                                               March 31,
                                           ------------------
                                            1997*      1996*
                                            -----      -----

Earnings:
 Income (loss) before income taxes and
  extraordinary item                        $(2,920)   $  212
                                            -------    ------

Fixed charges:
 Interest expense and amortization of
  debt discount and premium on all
  indebtedness                                4,494     3,688

 Portion of rent under long-term
  operating leases representative of an
  interest factor                               683       380
                                            -------    ------
   Total fixed charges                        5,177     4,068
                                            -------    ------

Earnings before income taxes,
 extraordinary item and fixed charges       $ 2,257    $4,280
                                            =======    ======

Ratio of earnings to fixed charges (1)            -     1.05x
                                            =======    ======


(1) The Company's earnings were insufficient to cover fixed charges by $2,920 for the three month period ended March 31, 1997.

* Comparisons between periods are affected by acquisitions see Note 2 contained in the unaudited Notes to Consolidated Financial Statements.